EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$872	$1,684	$1,453	$1,477	$1,657
Fixed Charges (as below)	1,050	989	916	1,002	1,149
Preference Security Dividend Requirements of Consolidated Subsidiaries	(15)	(9)	(10)	(4)	(4)
Total Earnings	$1,907	$2,664	$2,359	$2,475	$2,802

FIXED CHARGES
Interest Expense	$814	$781	$697	$732	$841
Credit for Allowance for Borrowed Funds Used During Construction	24	22	36	82	79
Estimated Interest Element in Lease Rentals	197	177	173	184	225
Preference Security Dividend Requirements of Consolidated Subsidiaries	15	9	10	4	4
Total Fixed Charges	$1,050	$989	$916	$1,002	$1,149

Ratio of Earnings to Fixed Charges	1.81	2.69	2.57	2.47	2.43